FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number: 0-18847

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

HOME FEDERAL BANCORP
EMPLOYEES' SALARY SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HOME FEDERAL BANCORP
501 Washington Street
Columbus, Indiana 47201

REQUIRED INFORMATION

FINANCIAL STATEMENTS:

A list of the required financial statements filed as part of this Form 11-K is set forth on page F-1. The consent of Deloitte & Touche LLP to the incorporation by reference of these financial statements into Home Federal Bancorp's Form S-8 Registration Statement relating to the Plan (Reg. No. 33-58912) is set forth as Exhibit 23.1 hereto. The certification of the chief executive officer and the chief financial officer of Home Federal Bancorp, pursuant to 18 U.S.C. §1350, is attached hereto as Exhibit 99.1.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this Annual report to be signed on its behalf by the undersigned Plan Committee thereunto duly authorized in the City of Columbus, and the State of Indiana, on this 26th day of June, 2003.

HOME FEDERAL BANCORP
EMPLOYEES' SALARY SAVINGS PLAN

By the Plan Committee:

John K. Keach, Jr.

Charles R. Farber

Lawrence E. Welker

S. Elaine Pollert

HOME FEDERAL BANCORP
EMPLOYEES' SALARY SAVINGS PLAN

TABLE OF CONTENTS

* Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Deloitte & Touche LLP
Bank One Ctr. Tower, Ste. 2000
111 Monument Circle
Indianapolis, Indiana 46204-5108

Tel: (317) 464-8600
Fax: (317) 464-8500
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator and the Members of the
Home Federal Bancorp Employees' Salary Savings Plan
Columbus, Indiana

We have audited the accompanying statements of net assets available for benefits of the Home Federal Bancorp Employees' Salary Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2002 financial statements taken as a whole.

Deloitte & Touche LLP

June 4, 2003

HOME FEDERAL BANCORP
EMPLOYEES' SALARY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
Investments—at fair value:		
Home Federal Bancorp common stock	$2,928,864	$2,530,749
Shares of registered investment companies	2,559,308	2,079,718
Other investments	103,176	3,958
Total investments	5,591,348	4,614,425
Accrued contributions	72,140	64,326
Total assets	5,663,488	4,678,751
Excess contributions to be refunded		2,240
NET ASSETS AVAILABLE FOR BENEFITS	$5,663,488	$4,676,511

See notes to financial statements.

HOME FEDERAL BANCORP
EMPLOYEES' SALARY SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002

INVESTMENT INCOME:	
Interest and dividends	$ 132,556
Net appreciation in fair value of investments	406,713
Total	539,269
CONTRIBUTIONS:	
Participant	716,328
Employer	111,063
Total	827,391
DEDUCTIONS:	
Benefits paid to participants	(379,683)
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	986,977
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	4,676,511
End of year	$ 5,663,488

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Home Federal Bancorp Employees' Salary Savings Plan (the "Plan") have been prepared on the accrual basis of accounting.

Plan Assets—are maintained in trust in the Home Federal Trust Department (the "Trustee").

Investments—are stated at fair value as determined by quoted market prices. Investment transactions are recorded as of the trade date. Cost of investments sold is determined on a weighted average basis. Participants can direct their contributions into one or more of the six investment options offered by the Trustee.

The following investments represent five percent or more of the Plan's net assets available for benefits as of December 31:

	2002 Fair Value	2001 Fair Value
Home Federal Bancorp Common Stock	$ 2,928,864	$ 2,530,749
Frank Russell Lifepoints Balanced Strategy Fund	1,012,223	939,889
Frank Russell Lifepoints Aggressive Strategy Fund	1,085,476	789,345

Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—Investments securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and statement of changes in net assets available for benefits.

2. DESCRIPTION OF THE PLAN

General—The Plan is administered by the Employees' Retirement and Salary Savings Plan Administrative Committee, which is a committee of no less than four persons appointed by the Home Federal Bancorp Board of Directors. The Plan is a contributory, defined contribution plan covering substantially all employees who have completed 6 months of service, attained at least 21 years of age, and who elect to participate in the Plan on any subsequent January 1, April 1, July 1 or October 1.

Contributions—Participants may elect to contribute not less than 1% nor more than 25% (15% prior to January 1, 2002) of gross compensation, as defined during each pay period. Participant contributions are allocated 100% to the contributor's individual account balance on a monthly basis. Effective October 1, 2002, employees' contribution percentage to Home Federal Bancorp stock is limited to a maximum of 25%.

Home Federal Bancorp's discretionary matching contributions during 2002, as set by the Board of Directors, were equal to $.50 for each $1.00 of salary savings contributions up to a maximum of 3% of compensation. These contributions are separately identified in a "matching account." Employer contributions are allocated to investment options within each individual's account in the same ratio as individual employee contributions.

Refunds of Excess Contributions—The Internal Revenue Code (the "Code") requires plans to meet certain nondiscrimination rules, one of which limits the amount highly compensated participants, as defined by the Code, may voluntarily contribute to the Plan. In 2001, the administrator accepted certain voluntary contributions, which, although in accordance with Plan provisions, resulted in the Plan being in noncompliance with these nondiscrimination rules. In order to comply with the nondiscrimination rules for the year ended December 31, 2001, the plan administrator determined the amounts necessary to be returned to these participants and returned such amounts to the respective participants in 2002.

Participant Accounts—Investment income or loss is allocated to individual accounts based on individual account balances relative to the total account balances as of the allocation date. Investment income or loss includes the net of earned interest and dividends and realized and unrealized gains and losses.

Vesting—Participant contributions and allocated amounts of investment income or loss are at all times 100% vested. Matching account contributions become 100% vested upon attaining age sixty-five, disability or death, upon termination after attaining age fifty-five or upon termination of the Plan. Vesting prior to any of the previously noted attainments is determined as follows:

Years of Service	Vested Percentage
Less than 3 years (prior to January 1, 2002, 5 years)	0 %
3 years or more (prior to Janaury 1, 2002, 5 years)	100 %

A participant will be credited with one year of service for each Plan year in which the participant has at least 1,000 hours of service.

Distribution of Benefits—Benefits are recorded when paid.

Forfeitures—Forfeitures of a participant's nonvested portion of their matching account occur when a participant incurs five consecutive one year periods of severance. Forfeited amounts are held in a separate suspense account and are used to reduce employer matching. At December 31, 2002 and 2001, forfeited nonvested accounts totaled $3,191 and $3,195, respectively. During 2002, employer contributions were reduced by $3,498 from forfeited nonvested accounts.

Administrative Expenses—Home Federal Bancorp elected to pay all of the Plan's administrative expenses in 2002.

3. INCOME TAXES

The Plan was amended and restated on April 18, 1994, effective January 1, 1994, to comply with the provisions of the Internal Revenue Code (the "Code"). Home Federal Bancorp received a determination letter dated October 3, 1995 from the Internal Revenue Service that indicated that the Plan, as then written, satisfies the requirements of Section 401(a) of the Code. The Plan has been amended subsequent to receiving the determination letter. The Plan Administrator believes that the Plan and related Trust are designed and, as of the date of the financial statements, are being operated in compliance with the applicable requirements of the Code, and as a result, no provision for income taxes has been recorded in the Plan's financial statements.

4. PLAN TERMINATION

Although Home Federal Bancorp has not expressed any intention to do so, it has the right to discontinue contributions at any time and to terminate the Plan. If the Plan is terminated, the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with the Employee Retirement Income Security Act of 1974 and its applicable regulations and with the Plan document.

* * * * * *

SUPPLEMENTAL SCHEDULE

Form 5500 - Schedule H, Line 4i
EIN: 35-1807839
Plan Number: 002

HOME FEDERAL BANCORP EMPLOYEES' SALARY SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2002

	Shares	Fair Value
Home Federal Bancorp Common Stock	121,278	$2,928,864
Frank Russell Investment Funds:		
Lifepoints Moderate Strategy Fund	13,853	126,758
Lifepoints Conservative Strategy Fund	11,720	116,845
Lifepoints Equity Aggressive Strategy Fund	32,345	218,006
Lifepoints Aggressive Strategy Fund	143,392	1,085,476
Lifepoints Balanced Strategy Fund	120,790	1,012,223
Other Investments:		
Stock Liquidity Fund	765	765
Russell Money Market Fund	102,411	102,411
Total Investments		$5,591,348

EXHIBIT 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-58912 of Home Federal Bancorp on Form S-8 of our report dated June 4, 2003, appearing in this Annual Report on Form 11-K of Home Federal Bancorp Employees' Salary Savings Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Indianapolis, Indiana
June 24, 2003

EXHIBIT 99.1

CERTIFICATION

In connection with the Annual Report (the "Report") on Form 11-K for the Home Federal Bancorp Employees' Salary Savings Plan (the "Plan"), by signing below, each of the undersigned officers of Home Federal Bancorp hereby certifies pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to his or her knowledge, (i) this Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Signed this 26th day of June, 2003.

Lawrence E. Welker
(Signature of Authorized Officer)

Lawrence E. Welker
(Typed Name)

Chief Financial Officer
(Title)

John K. Keach, Jr.
(Signature of Authorized Officer)

John K. Keach, Jr.
(Typed Name)

Chief Executive Officer
(Title)

A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the SEC or its staff upon request.

INDS01 CVS 592758v1